The Board of Directors
AT&T Inc.

Ladies and Gentlemen:

Note 1 of Notes to Consolidated Financial Statements of AT&T Inc. (the Company) included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 describes a change in the accounting for customer set-up and installation costs. This change in accounting principle to defer customer set-up and installation costs for the Company's video, broadband Internet and wireline voice services and amortize them over the expected economic life of the customer relationship is a change from the previous policy of deferring such costs only to the extent of deferred revenues recorded for upfront fees (e.g., activation charges), and to expense any costs that exceed deferred revenues. There are no authoritative criteria for determining a 'preferable' method of accounting for customer set-up and installation costs. However, we conclude that such change is to an acceptable method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2014, and therefore we do not express any opinion on any financial statements of AT&T Inc. subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Dallas, Texas
November 5, 2015